Van Kampen Municipal Income Trust (VMT)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on July 22, 2005, the shareholders of Van Kampen Municipal Income Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Trust for Investment Grade Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:           14,744,323.039
Against:       1,014,519.393
Abstain:       870,095.387
Broker Non-Votes:   10,310,079

Preferred shares:

For:           216.00
Against:       3
Abstain:       59